Exhibit 3

FOR IMMEDIATE RELEASE	8 March 2018

WPP PLC (“WPP”)

Directors’ Interests

WPP was notified on 7 March 2018 of changes in the share ownership of executive directors of the company, pursuant to the vesting of the 2015 Executive Share Awards (“ESA”) granted in 2016.

On 6 March 2018, Sir Martin Sorrell became entitled to receive 143,338 WPP plc ordinary shares pursuant to the 2015 ESA, granted in 2016. Sir Martin has retained all the shares and personally discharged the UK and US tax liabilities arising on the award.

At today’s date Sir Martin Sorrell and his family interests are interested in or have rights in 18,083,356 shares (excluding the WPP shares owned by The JMCMRJ Sorrell Foundation). Sir Martin Sorrell’s family interests and rights represent 1.425% of the issued share capital of WPP. In addition, The JMCMRJ Sorrell Foundation holds 4,575,936 WPP shares, representing 0.361% of WPP’s issued share capital.

On 6 March 2018, Mr Paul Richardson became entitled to receive 11,629 ADRs pursuant to his 2015 ESA, granted in 2016. On 6 March 2018, Mr Paul Richardson sold all of these ADRs, at a price of $85.81828 per ADR. At today’s date, Mr Richardson’s beneficial holding is the equivalent of 1,068,240 WPP shares, representing 0.084% of WPP’s issued share capital.

Contact:

Chris Wade, WPP	+44(0) 20 7408 2204
Marie Capes, WPP

Richard Oldworth, Buchanan Communications	+44 (0)7710 130634 / +44(0) 20 7466 5000

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